Mail Stop 0407

      							May 26, 2005


Monty R. Lamirato
ARC Wireless Solutions, Inc.
10601 West 48th Avenue
Wheat Ridge, CO, 80033-2660

	RE:	ARC Wireless Solutions, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005
		File No. 000-18122

Dear Mr. Lamirato:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Item 9A.  Controls and Procedures, page 24

1. We note your response to prior comment 1 of our April 26, 2005 letter. In your response letter, please refer to the correct and complete definition of "disclosure controls and procedures," as provided in Rule 13a-15(e), when confirming that your Chief Executive
Officer and Chief Financial Officer believed the disclosure
controls
and procedures were effective.  Alternatively, please simply state,
if true, that the Chief Executive Officer and Chief Financial
Officer
concluded that the disclosure controls and procedures were
effective.
Your current response appears to refer to an incomplete definition of
"disclosure controls and procedures" and the definition of
internal
control over financial reporting.
* * * * *

      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with the requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ted Yu at (202) 551-3372 or me at (202) 551-3810 with any questions regarding our comment.


							Sincerely,



							Larry Spirgel,
							Assistant Director



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Monty R. Lamirato
ARC Wireless Solutions, Inc.
May 26, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE